Atakama Browser Security Platform

Securing Today's Window of Work

October 2023

The browser is the only consumer application used in every commercial context.



The browser is today's Window of Work, but its security has been underserved. Until now...

ATAKAMA

Acceleration of SaaS fuels risk...


70%

SMB adoption rate for the cloud.[1]


30%

of SaaS applications are **non corporate-sanctioned.**[3]


73%

of organizations already have or are moving to an **all-SaaS environment.**[2]


95%

of **undetectable malware** is spread through **web browsing.**[4]

1. https://neovera.com/small-business-vs-enterprises-uses-cloud/#:~:text=Small%20to%20medium%20sized%20businesses,businesses%20are%20around%2050%25%20adoption
2.. https://www.mynewsdesk.com/11press/pressreleases/according-to-enterpriseappstoday-73-percent-of-organizations-are-either-switching-or-plan-to-switch-all-their-systems-to-saas-platforms-3167461
3. https://thehackernews.com/2023/03/2023-browser-security-report-uncovers.html
4. https://www.indusface.com/blog/web-browser-based-attacks-how-to-protect-your-end-users/

ATAKAMA

The unprecedented rise of the secure browser

Gartner®

2025

…will be featured in **25%** of web security competitive situations, up from less than **5%** today.

2026

…**25%** of enterprises will be using managed browsers or extensions, up from less than **10%** today.

2027

…**core platform** for delivering **workforce productivity and security** software.

2030

…**becomes central component** of most enterprise superapp strategies.

ATAKAMA

The Atakama Browser Security Platform

Transform **any browser** into a **secure** and **easily managed** workspace.

Protect **people, data, and applications** by embracing **user-centric safeguards.**

Securing Today's Window of Work.


Secure Browsing
Data Loss Prevention
Insider Threat & Human Error
User Insights & Monitoring
Shadow IT Analysis
Productivity Tools

ATAKAMA

Breadth of Functionality

DNS and Web Content Filtering
Remote Browser Isolation
Link Scanning
Block Outdated Browsers

Block Downloads and Uploads
Page Watermark
Block Clipboard Data Exfiltration
On-Screen Data Masking

Webpage Load Statistics
CPU and Memory Usage
Extension Usage Summary



Secure Browsing
Data Loss Prevention
Insider Threat & Human Error
User Insights & Monitoring
Shadow IT Analysis
Productivity Tools

In Browser Phishing Protection
Credential Hygiene Analysis
Enforce Browser Security Settings

Block Devices with Outdated Operating Systems
Block Based on Site, Network or User Conditions

Web-based User Activity Tracking
Monitoring Summary

Reduce tool sprawl, streamline operations, and maximize profit margins.

ATAKAMA

Purpose Built for MSPs

Multi-tenancy

Provisioning and policy management

Listen Mode

Quickly identify vulnerabilities, trends, usage

Ease of Deployment

Seamless deployment through RMM, InTune or GPO

Client Health Report

Prove value in a click of a button

PSA Integration

Ticketing integration and streamlined billing

Consumption Pricing

Self-serve portal, flexible licensing models

ATAKAMA

Small and Mid-Market Business Trends


99%

SMBs account for **99% of all US companies** – half of all US employees

$370B

Small Businesses represent $370B in **Tech Spend**

3X

Small businesses are three times more likely to be **targeted by criminals**

MSP Market in High Growth Mode



$329B Market by 2025[1]

3 out of 5 MSPs saw an increased revenue in the past 12 months[2]

ATAKAMA

$9M Revenue Opportunity at Launch

Note: future projections not guaranteed

ATAKAMA BROWSER SECURITY DESIGN PARTNERS

- DATAPRISE
- BLUE ALLIANCE IT
- 1PATH
- SOLARUS TECHNOLOGIES
- solis
- kme systems, inc — We do IT, so you don't have to...
- Z TECH
- Cpi Commputercations — Managing IT Services Since 1986
- RFA
- Pixel Health — Healthcare technology. Human perspective.
- PACIFIC OFFICE AUTOMATION — PROBLEM SOLVED
- ECI — Eze Castle Integration
- NAKA — A STRATEGIC TECHNOLOGY COMPANY
- nexustek
- TeamLogicIT — Your Technology Advisor
- CORETEK
- iDt integratedData TECHNOLOGIES INC.
- Reality IT Services LLC
- Atlantic PC, Inc. — Information Technology Professionals
- Synoptek
- CloudHesive — securing your enterprise in the cloud
- PC PROGRESSIVE COMPUTING
- BRITECITY

Sept '23

ALPHA

- Secure Browser Enforcement
- In-browser DLP
- DNS & Web Content Filtering
- Remote Browser Isolation
- Password Hygiene Analysis
- Emergency Browser Lockdown
- In-Browser Communications

Jan '24

BETA

- Multi-tenancy
- Policy Configuration
- Billing Management
- PSA Alerts
- User Insights
- Role-Based Access Control
- Ticketing
- PRM

Feb'24

LAUNCH



Q2 '24

V2.0

- Expanded and More Granular User Insights
- Shadow IT discovery
- Password Manager
- In-depth upload / download Analysis and Control
- On-the-fly Security Awareness Training

H2 '24

V3.0

- New Features Based on Design Partner Feedback

ATAKAMA

Thank You